Filed Pursuant to Rule 433
Dated January 24, 2008
Registration Statement: No. 333-122147
No. 333-122147-03
M&T CAPITAL TRUST IV
$350,000,000
8.500% Enhanced Trust Preferred Securities
fully and unconditionally guaranteed, on a subordinated basis, as described in the prospectus supplement, by
M&T Bank Corporation

Summary of Terms

Issuer:	M&T Capital Trust IV (the “Trust”), a Delaware statutory trust, the only assets of which will be the 8.500% Junior Subordinated Debentures due 2068 (the “JSDs”) issued by M&T Bank Corporation (“M&T”).

Guarantor:	M&T

Aggregate Liquidation Amount:	$350,000,000 ($350,000,000 Enhanced Trust Preferred Securities (“Capital Securities”), which, together with the $10,000 of Trust common securities to be purchased by M&T, correspond to $350,010,000 initial principal amount of the JSDs)

Liquidation Amount:	$25 per Capital Security

Anticipated Ratings:	A3 / BBB / BBB+ / BBB (high) (Moody’s / S&P / Fitch / DBRS)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	January 24, 2008

Settlement Date:	January 31, 2008 (T+ 5 days)

Maturity Date:	January 31, 2068

Amount:	$350,000,000 (14,000,000 Capital Securities)

Distributions:	8.500% per annum

Public Offering Price:	$25 per Capital Security

Net Proceeds to M&T:	$339,075,625 (before expenses)

Underwriting Commissions:	3.15% except for sales to certain institutions in which case the fees will be 2.00%.

Interest Payment Dates:	Quarterly on the 15th of March, June, September and December. Following business day convention.

First Coupon:	March 15, 2008

Day Count:	30 / 360

Replacement Capital Covenant:	A replacement capital covenant will apply until January 31, 2048.

Redemption at M&T Option:	The Capital Securities may be redeemed (i) at 100% of their liquidation amount on or after January 31, 2013 or prior to such date after the occurrence of a “tax event,” “capital treatment event,” or “investment company event,” as described in the prospectus supplement, or (ii) at a make-whole redemption price after the occurrence of a “rating agency event,” as described in the prospectus supplement, in each case plus accrued and unpaid distributions through the date of redemption.

First Call Date:	January 31, 2013, and anytime thereafter until maturity.

Maximum Share Number for Purposes of Alternative Payment Mechanism:	45 million shares of M&T’s common stock.

Expected Listing:	New York Stock Exchange

Joint Book-runners:	Citigroup Global Markets Inc. / UBS Securities LLC

Senior Co-managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC

Junior Co-managers:	Credit Suisse Securities (USA) LLC Keefe, Bruyette & Woods, Inc. Lehman Brothers Inc RBC Dain Rauscher Inc. Sandler O’Neill & Partners, L.P.

CUSIP:	55292C203

ISIN:	US55292C2035

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free 1-877-858-5407 or UBS Securities LLC toll-free 1-888-722-9555, ext. 337-1088.